UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 August 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒

Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

27 August 2024

BHP FY2024 Results Presentation

Attached are the presentation slides for BHP’s FY2024 Results Presentation by the Chief Executive Officer and Chief Financial Officer.

The presentation slides and a video of this presentation are available at:

https://www.bhp.com/financial-results

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

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BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

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Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

Delivering on our strategy Full year ended 30 June 2024

Disclaimer The information in this presentation is current as at 27 August 2024. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the year ended 30 June 2024. Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs, and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathway’ ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’ or similar words. These statements discuss future expectations or performance or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date of this presentation. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2024 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2024 compared with the year ended 30 June 2023; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding Petroleum from FY21 onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium-term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY23 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Unless expressly stated otherwise, for information and data in this presentation related to BHP’s social value or sustainability position or performance: former OZL former OZL operations that form part of BHP’s Copper South Australia asset and the West Musgrave Project are included for FY24 but excluded for prior financial years; former OZL Brazil assets are excluded; and all such information and data excludes BHP’s interest in non-operated assets. Data in relation to the Daunia and Blackwater mines is shown for the period up to completion on 2 April 2024, unless expressly stated otherwise. Some of the land and tenements related to the Daunia and Blackwater mines are pending transfer following completion, however given that the assets are no longer under BMA’s control or operated for BMA’s benefit (except for periods prior to completion or where specifically stated) data related to the land and tenements has been excluded from this presentation. Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions under the calculation methodologies used in the preparation of such data, all GHG emissions data or references to GHG emissions (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2024, available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 23. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to section 10 ‘Non-IFRS financial information’ in the BHP Annual Report 2024. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. No financial or investment advice – South Africa BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2024 for a list of our significant subsidiaries. Those terms do not include non-operated assets. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, and sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) from 1 July 2023 to 30 June 2024 unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Financial results 27 August 2024

Performance summary Full year ended 30 June 2024 Mike Henry Chief Executive Officer Western Australia Iron Ore

A winning strategy Our strategic focus, differentiated portfolio and operational excellence provides an enduring competitive advantage BHP has large, high-quality, long-life assets in commodities positively leveraged to global megatrends Our cash generation and financial position enables organic growth and delivers value to shareholders Note: WAIO – Western Australia Iron Ore; BMA – BHP Mitsubishi Alliance; NOCF – Net operating cash flow. Financial results 27 August 2024

Delivering on our strategy Strong financial results, with total FY24 dividends of US$7.4 bn Operational excellence: production records at WAIO, Spence and Carrapateena Delivered 9% copper production growth, with a further 4% expected in FY254 Jansen Stage 1 construction ahead of initial schedule and Stage 2 underway More Copper South Australia synergies faster and pathway to growth defined5 Chilean copper growth pathways defined with attractive expected returns6 Western Australia Nickel impaired and to temporarily suspend operations Note: WAIO – Western Australia Iron Ore. Financial results 27 August 2024 5

Focused on safety

Nothing is more important at BHP than protecting the safety and wellbeing of our workforce

- Investigation into fatality at BMA's Saraji mine in January 2024 to inform ongoing fatality prevention efforts
- Improvement in high-potential injury frequency (HPI) in FY24 vs FY23
- Continuing focus on Field Leadership and Fatality Elimination Program
  - Leader time in field engaging our people and verifying controls
  - Integrated approach and enhanced engineering controls for our top fatal risks
- Continue to uplift maturity of BHP Operating System as it provides the framework for how we execute safe operations


High-potential injury frequency
(Events)
(Frequency rate)
45
30
15
0
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2
FY19 FY20 FY21 FY22 FY23 FY24
HPI events (count of persons injured)
Fatality
HPI frequency

Note: High-potential injuries are recordable injuries and first aid cases where there was the potential for a fatality. HPIF is combined employee and contractor frequency per 1 million hours worked. FY24 HPIF includes former OZL assets (except Brazil). This definition is independent of the Queensland Coal definition of "high potential incident" which is defined in the Queensland Coal Health and Safety legislation.
BMA – BHP Mitsubishi Alliance.

Financial results
27 August 2024
6

Social value

Delivering on our framework with tangible results

Our social value framework

Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future ready workforce	Thriving, empowered communities	Responsible supply chains
Operational GHG emissions	**Nature-positive**	**Indigenous procurement**	**Female employee participation**	**Total economic contribution[10]**	**Standards & certifications**
↓ 32% from FY20 levels, baseline and performance data adjusted[7] Second Climate Transition Action Plan published	**83k ha** ↑ ~3.3k ha YoY land and water under nature-positive management practices[8]	**US$609 m** ↑ 83% YoY record spend with Indigenous suppliers	**~37%** ↑ 1.9% points YoY[9] female employee participation across the Group	**US$49.2 bn** with US$11.2 bn paid to governments in the year	**BHP Responsible Minerals Program** OECD-alignment achieved[11]

Financial results
27 August 2024
7
BHP

Financial results Full year ended 30 June 2024 Vandita Pant Chief Financial Officer Copper South Australia

Financial performance Operational excellence delivers strong underlying results Summary financials Underlying EBITDA of US$29.0 bn Underlying EBITDA margin of 54.0% Adjusted effective tax rate of 32.5%12 Adjusted effective tax rate including royalties of 41.7%12 Underlying attributable profit of US$13.7 bn at 27.2% ROCE Full year dividends of 146 US cents per share, a 54% payout ratio13 Final dividend of 74 US cents per share Net operating cash flow of US$20.7 bn US$9.3 bn of capital and exploration expenditure Free cash flow of US$11.9 bn vs. dividends declared of US$7.4 bn Net debt of US$9.1 bn (FY23: US$11.2 bn) Exceptional items of US$(5.8) bn post-tax14 Income statement (US$ bn, Underlying) 60 55.7 Taxes and royalties: 50 US$10.9 bn 40 30 29.0 (26.7) 23.6 20 (5.4) (1.0) 13.7 (7.3) (1.7) 7.4 10 0 15 16 17 costs D&A EBIT costs profit finance Revenue EBITDA Taxation controlling interests Dividends declared Operating Net Non - Attributable Financial results 27 August 2024

Group earnings waterfall Higher EBITDA as key commodity prices increased and we demonstrated strong cost discipline Earnings variance and drivers (US$ bn) Year on year comparison Current year reconciliation 40 External US$1.6 bn Controllable US$(0.6) bn FY24 income statement impacts 35 0.3 29.6 0.0 1.6 0.2 29.0 30 28.0 (0.2) (0.8) 25 (5.4) 20 Inflationary pressures by category (1.0) (US$ bn) 0.0 15 (0.4) 13.7 (7.3) (1.7) 10 (0.8) CPI19 Diesel Energy and 7.9 consumables (5.8) 5 0 FY23 Price18 Foreign Inflation Baseline Volumes Controllable Other FY24 D&A16 Net Tax17 Non- FY24 Exceptional FY24 Underlying exchange costs Underlying finance controlling Underlying items attributable EBITDA EBITDA costs interests attributable profit profit Financial results 27 August 2024 10

Segment performance

Iron ore

Production:	259.7 Mt
Average realised price:	US$101.04/wmt
EBITDA margin:	68%
WAIO unit cost[20]:	US$18.19/t
WAIO C1 unit cost[21]:	US$15.84/t

Potash

- Jansen Stage 1 ahead of construction schedule
  - 52% complete
- Jansen Stage 2 sanctioned
  - 2% complete

Copper

Production:	1,865.2 kt
Average realised price:	US$3.98/lb
EBITDA margin:	51%
Escondida unit cost[20]:	US$1.45/lb
Spence unit cost[20]:	US$2.13/lb
Copper SA unit cost[20]:	US$1.37/lb

Energy coal[23]

NSWEC production:	15.4 Mt
Average realised price - export:	US$121.52/t
NSWEC EBITDA margin:	22%

- Committed to responsible closure of Mt Arthur Coal in 2030

Steelmaking coal[22]

BMA production:	22.3 Mt
Average realised price:	US$266.06/t
BMA EBITDA margin:	33%
BMA unit cost[20]:	US$119.54/t

Nickel

Production:	81.6 kt
Average realised price:	US$18,197/t

- Announced a temporary suspension of our Western Australia Nickel operations from October 2024

Note: WAIO – Western Australia Iron Ore; Copper SA – Copper South Australia; BMA – BHP Mitsubishi Alliance; NSWEC – New South Wales Energy Coal. Arrow indicates movement relative to FY23.

Financial results
27 August 2024
11
BHP

A disciplined approach to capital allocation

Our strong balance sheet and a healthy competition for capital positions us well for both growth and shareholder returns

The Capital Allocation Framework sits at the core of BHP


FY24
Operating productivity
Capital productivity
Net operating cash flow
Maintenance and decarbonisation capital
Strong balance sheet
Minimum 50% payout ratio dividend
Excess cash
Balance sheet
Additional dividends
Buy-backs
Organic development
Acquisitions/ (Divestments)

Consistent, strong net operating cash flows and margins[24]


(Net operating cash flow, US$ bn)
(Underlying EBITDA margin, %)
40
32
24
16
8
0
75
60
45
15
0
>US$15 bn
FY10
FY12
FY14
FY16
FY18
FY20
FY22
FY24
Operating cash flow (H1)
Operating cash flow (H2)
Underlying EBITDA margin

Financial results
27 August 2024
12
BHP

Higher capital spend to unlock organic growth

Medium-term capital forecast to be ~US$11 bn per annum on average with continued flexibility to adjust spend for value

Consistent spend on growth in future-facing commodities
(US$ bn, nominal) (Total capital in future-facing commodities, %)



12.5
10.0
7.5
5.0
2.5
0.0
80
70
60
50
40
30
20
10
0
FY20
FY21
FY22
FY23
FY24
FY25e
FY26e
Medium -term
Maintenance and decarbonisation capital
Organic development
Improvement capital
Steelmaking materials major capital
FFC major capital
Exploration capital
Petroleum
% FFC

- Major capital in future-facing commodities includes:
  - In execution: Jansen Stage 1 and 2
  - Projects under study: Options at Copper South Australia and in Chilean copper
- Steelmaking materials major capital includes WAIO growth to >305 Mtpa, and in the medium-term initial spend on studies up to 330 Mtpa
- Improvement capital includes projects that enable improved safety, productivity, quality, facilities and organisational culture

Note: Medium-term refers to FY27 – FY29 average. FFC – future-facing commodities. Major capital represents projects >US$250 m.

Financial results
27 August 2024
13
BHP

Business update Full year ended 30 June 2024 Mike Henry Chief Executive Officer BMA

Demand trends benefitting our portfolio Attractive fundamentals for copper and potash, in addition to steelmaking commodities Energy transition is expected to continue to add to traditional demand (Copper demand, Mt) ~1.7x 60 45 30 Copper 15 0 2021 Economic Energy Data centres Substitution/ 2050 growth transition thrifting Source: BHP analysis. as potash demand stands to benefit from global megatrends (MOP demand, Mt) ~1.7x 160 120 80 Potash 40 0 2021 Population Living Application Recycled Others 26 2050 growth standards potash 25 Source: BHP; CRU; Fertecon; Argus. Financial results 27 August 2024

Jansen S1 progress remains ahead of schedule First production expected in late CY26, with progress going well across both stages in development Construction tracking well Stage 1 now 52% complete, Stage 2 commenced Summer season construction focused on: - Placement of pre-assembled units for Stage 1 wet and dry mill - Pre-assembling the permanent service shaft headframe centre tower with installation to begin in Q4 FY25 $ Set to be competitive on costs and margins $ $ Expected to enter market at low end of cost curve27 A significant structural advantage vs. competitor mines: - ~60% less equipment - Large shafts support low capital intensity expansion options - Modern plant design to deliver improved recoveries Financial results 27 August 2024

Largest copper growth with pathways to further growth

Unlocking the world's largest copper endowment with a pathway towards well over 2 Mtpa of copper production

Enviable resource base

- World's largest copper Mineral Resources 44 Bt at 0.59% copper grade

Operational excellence

- BHP FY24 copper production was 3% above mid-point guidance vs competitor average of 8% lower

Delivering on copper growth…

- One of the world's largest copper producers at 1.9 Mt in FY24
- Second consecutive year of 9% growth with 0.3 Mt of additional copper production between FY22 – FY24

… with more to come

- Further +4% copper production expected in FY25
- Brownfield, greenfield and early-stage options with potential to deliver well over 2 Mtpa of copper production

BHP copper production growth largest of the major producers
(Growth in reported production (FY22 – FY24) by competitor, kt)


2,000
1,550
1,100
650
200
+292 kt
+90 kt
-294 kt
+37 kt
-123 kt
+243 kt
+158 kt
+21 kt
+102 kt
FY22 production
FY24 production
BHP
Competitors

Note: Production as reported, adjusted to be on a June year end basis. Total mineral resources compiled on slide 39.
Listed competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck.
Source: Company reports.

Financial results
27 August 2024

17

BHP

Copper SA: strategy to double production by mid 2030s28 Phased smelter and refinery expansion (SRE) is capital efficient and enables capture of ~US$1.5 bn of OZL synergies Phase 1: Upgrade to two-stage smelter to match asset mineralogy Enables growth to >500 ktpa capacity (~700 ktpa CuEq) in early 2030s29 Unlocks ~US$1.5 bn of synergies, including ~US$0.6 bn already captured via integration Potential further expansion at Olympic Dam Southern Mining Area (SMA) Phase 2: Expand smelting and refining capacity to match growth potential Significant Inferred Mineral Resource at Oak Dam (1.34 Bt at 0.66% Cu and 0.33 g/t Au); decline FID planned for FY26 and potential development in early 2030s Potential further growth at Olympic Dam including from OD Deeps Illustrative timeline FY25 FY26 FY27 FY28 FY29 FY30+ Olympic Dam SMA decline 1 Smelter and refinery expansion Phase Carrapateena Block Cave ramp-up Olympic Dam SMA expansion 2 Oak Dam exploration / decline e Phas Oak Dam mine development Studies Potential FID Execution Production Strategy to deliver 650 ktpa of copper production capacity28 (Copper South Australia production, Cu ktpa) 700 Increase from 600 FY23 results presentation 500 Increase from FY23 results presentation 400 FY25 production guidance range: 310 – 340 ktpa 300 200 100 0 FY25e SRE Phase 1 SRE Phase 2 (early 2030s) (mid 2030s) Financial results 27 August 2024

Attractive Chilean copper growth options

Narrowed ~20 studies across Chile to 4 main pathways across existing and new facilities, FIDs planned in FY26 to FY29

Chilean copper indicative production shows potential pathway to offset decline[30]
(Mtpa Cu)



Recent performance
Market guidance
Based on mid-point of guidance ranges
Production decline
Escondida grade decline and increased ore hardness, oxide depletion at Spence; partially offset by Los Colorados extension and leaching options at Spence
Existing facilities
Laguna Seca expansion; Spence throughput and recovery increase; Escondida and Pampa Norte leaching options
New facilities
Escondida new concentrator
Further potential
Leaching (BHP and third-party technology); Cerro Colorado expansion
1.3
1.5
~1.2
~1.4
FY20 - FY24 average
FY25 - FY26 average
Decline
FY27 - FY30 average
FY31 – FY40 average

Escondida growth program[31]**:**

Attractive indicative IRR
14 – 19%
Annualised rate of return

Competitive capital intensity
US$17 – 29 k/t
Capital intensity (CuEq)

Financial results
27 August 2024
19
BHP

Vicuña district: Filo del Sol and Josemaria

Potential consolidation of an emerging copper district

Vicuña district

- Large porphyry copper and epithermal copper-gold-silver deposits with high-grade potential
- Filo del Sol and Josemaria are located ~10 km apart at the core of the district

World class resource potential at Filo del Sol

- Over 5 km strike length of mineralisation
- Multiple intercepts over 1,000 m grading over 1% CuEq
- Over 160,000 m drilled in over ~300 holes to date
- Nine drill rigs on site with a ~35,000 m drill program planned for 2024

Joint development of Filo del Sol and Josemaria

- Leverages advanced stage of engineering and permitting of Josemaria to progress the combined projects in a phased manner
- Close proximity allows for shared infrastructure and enables greater economies of scale
- Market update on the timeline for technical studies in H1 CY25
- Potential to incorporate future exploration success as the district matures

Vicuña district straddles the border of Argentina and Chile



Spence
Antofagasta
Escondida
CHILE
ARGENTINA
Copiapó
Vicuña district
0 km 150

World class exploration drill results

Hole-ID	Total intercept (m)	CuEq %
FSDH041 (discovery hole)	858	1.80
FSDH055C	1,338	1.33
FSDH064	1,356	1.09
FSDH067	1,132	1.11

Note: Copper equivalent (CuEq) for Filo del Sol drill intersections is calculated based on US$3.00/lb Cu, US$1,500/oz Au and US$18/oz Ag, with 80% metallurgical recoveries assumed for all metals. The formula is: CuEq % = Cu % + (0.7292 * Au g/t) + (0.0088 * Ag g/t).

Financial results
27 August 2024
20

BHP

A sustainable competitive advantage Our proven approach to operating and allocating capital delivers attractive returns and enduring shareholder value Operational excellence Generating consistently superior margins32 (Underlying EBITDA margin, %) (Bloomberg commodity index, rebased) 75 75 60 60 45 45 30 30 15 15 0 0 FY14 FY16 FY18 FY20 FY22 FY24 Bloomberg commodity index (quarterly) Competitor range Note: Competitors include Anglo American, Glencore, Rio Tinto and Vale. Source: BHP analysis, publicly available reports. Project delivery Expertise and disciplined approach delivers33 (Performance vs. FID, %) 45 30 15 0 (15) Cost Schedule Industry Note: BHP average across all commodities. Industry range across multiple industries. Source: Independent Project Analysis, BHP analysis. Capital allocation Better returns than our competitors34 (Average Underlying ROCE FY22 to FY24, %) 35 30 25 20 15 10 5 0 1 234 Competitor Competitor Comp etitor Competitor Note: ROCE – Return on Capital Employed. Competitors include Anglo American, Glencore, Rio Tinto and Vale. Source: BHP analysis, publicly available reports. Financial results 27 August 2024

BHP

Footnotes 1. Slide 4: BHP Underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale. 2. Slide 4: See slide 12 demonstrating consistent net operating cash flows between FY10 and FY24. 3. Slide 4: Chilean copper refers to Escondida and Pampa Norte, excluding exploration. For further information on Chilean copper growth pathways refer to slides 19 and 27. 4. Slide 5: At the midpoint of total copper production guidance for FY25 of 1,845 – 2,045 kt. 5. Slide 5: The successful integration of Prominent Hill and Carrapateena has resulted in us exceeding the annualised synergies planned for FY24 at the time of the OZL acquisition. 6. Slide 5: See slides 19 and 27 for further information on Chilean growth pathways. 7. Slide 7: Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Baseline year data and performance data have been adjusted for divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024), our acquisition of OZ Minerals (completed on 2 May 2023) and for methodology changes (use of (IPCC Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge and Saraji South). This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes). 8. Slide 7: Nature-positive management practices refer to an area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. ‘Land and water we steward’ excludes areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. The increase in area under nature-positive management practices in FY24 compared to FY23 is due to: the inclusion of areas under nature-positive management practice at the former OZL operation Carrapateena and the West Musgrave project, not included in our FY23 reporting; an additional regulatory conservation area at one of BMA’s assets in FY24; and BMA’s divestment of the Blackwater and Daunia mines on 2 April 2024, resulting in these areas, including some areas reported in FY23 as under nature-positive management practices, being excluded from the land and water we steward. 9. Slide 7: Based on a ‘point in time’ snapshot of employees as at the end of the relevant reporting period. 10. Slide 7: Total economic contribution includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and voluntary social investment. For more information refer to the BHP Economic Contribution Report 2024. 11. Slide 7: For further information refer to BHP’s Responsible Minerals Program Report. 12. Slide 9: Adjusted effective tax rate and Adjusted effective tax rate including royalties: excludes the influence of exchange rate movements and exceptional items. 13. Slide 9: Dividend per share refers to cash dividends. Payout ratio on Underlying attributable profit. 14. Slide 9: For further information refer to slide 33 and Financial Statements note 3 ‘Exceptional items’. 15. Slide 9: Operating costs net of other income and of profit/(loss) from equity accounted investments, related impairments and expenses. 16. Slide 9 and 10: D&A: represents depreciation and amortisation expense and net impairments. 17. Slide 9 and 10: Tax: includes foreign exchange movements in tax expense. 18. Slide 10: Price: net of price-linked costs. 19. Slide 10: CPI is exclusive of any CPI relating to diesel, energy and other consumable materials. 20. Slide 11: Average realised exchange rates for FY24 of AUD/USD 0.66 (FY24 guidance rate AUD/USD 0.67) and USD/CLP 907 (FY24 guidance rate USD/CLP 810). 21. Slide 11: WAIO C1 cost: excludes royalties (government and third party royalties), net inventory movements, depletion of production stripping, exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third party data may not be comparable with our data. 22. Slide 11: BMA figures for FY24 include Blackwater and Daunia up to 2 April 2024. 23. Slide 11: Total revenue from thermal coal sales, including BMA and NSWEC, was US$1,873 m (FY23: US$3,528 m). 24. Slide 12: BHP Underlying EBITDA margin (excluding third party products). BHP net operating cash flow information related to periods prior to FY20 are as reported and have not been restated for IFRS5 Non-current Assets Held for Sale and Discontinued Operations. FY11 and FY10 have also not been restated for other accounting standard changes. Presented on a total operations basis. 25. Slide 15: Recycled potash from crops and manure. 26. Slide 15: Others include changes in crop mix & physiology, other forms of potash (non-MOP sources) and supply chain losses as well as stock change. 27. Slide 16: First production from Jansen Stage 1 is expected to be delivered in late CY26. Jansen Stage 1 is forecast to be first quartile when it reaches full production. 28. Slide 18: Strategy includes Inferred Resources from Oak Dam and Exploration studies at OD Deeps. 29. Slide 18: Represents our current aspiration for Copper South Australia, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential impacts from our exploration program and assets acquired as part of the OZ Minerals acquisition. The pathway to increase potential production at Copper South Australia is subject to regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain. 30. Slide 19: Average near term production dependant on timing of Los Colorados Concentrator plant shutdown. 31. Slide 19: IRR based on low and high potential capex ranges at $4.50/lb copper consensus price (real 2024) based on themedian of long term forecasts from Bank of America, Barrenjoey, Citi, Deutsche Bank, Goldman Sachs, JPMorgan and UBS. Range outcomes are calculated at an aggregate program level. 32. Slide 21: BHP Underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale. Underlying EBITDA margin is non-IFRS financial information. There may be differences in the manner that third parties calculate or report this information compared to BHP, which means third-party data may not be comparable to our data. For further information, refer to OFR 10 ‘Non-IFRS financial information’ in BHP’s FY24 Annual Report. 33. Slide 21: Industry range based on Independent Project Analysis data for projects >US$100 m completed over 2013-2023. Industry range across multiple industries. BHP data reflects weighted average and based on projects >US$100 m completed over 2016-2024. BHP average across all commodities. 34. Slide 21: Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale. Underlying ROCE is non-IFRS financial information. There may be differences in the manner that third parties calculate or report this information compared to BHP, which means third-party data may not be comparable to our data. For further information, refer to OFR 10 ‘Non-IFRS financial information’ in BHP’s FY24 Annual Report. Financial results 27 August 2024 23

BHP Appendix

Copper SA Smelter and Refinery Expansion

Phase 1 (1,100 – 1,400 ktpa concentrate capacity) captures OZL acquisition synergies and enables unlock of Olympic Dam…



Feed source optionality
Smelter expansion
Two stage smelting process
Expanded refining capacity
Olympic Dam
Carrapateena
Prominent Hill
Oak Dam
New smelting furnace
Repurposed converting furnace
Step 1: Processes concentrate from multiple sources into copper matte (~70% Cu)
Step 2: Matte converted into copper blister (~99% Cu) for casting into anode
Step 3: Refining to final products: copper cathode, gold & silver bullion

Two-stage smelting better matches Copper SA ore bodies

- Removes Olympic Dam Cu:S ratio constraint
- Supports bulk mining methods over time
- Downtime minimised:
  - Two-stage smelting tie-ins to be installed during SCM27
  - New smelting furnace constructed ahead of existing smelter TSS conversion

OZL acquisition synergy realisation

- Cathode payable uplift: Carrapateena and Prominent Hill
- Lower TC/RCs
- Potential for more by-products
- Lower freight and royalties

… before Phase 2 expansion of up to 1,700 ktpa matches Oak Dam and further Olympic Dam development, including OD Deeps

Note: Cu:S ratio – copper to sulphur ratio.

Financial results
27 August 2024
25
BHP

Oak Dam exploration project update[1]

First Mineral Resource[1]

Oak Dam Inferred Resource FY25

	Mt	Cu %	Au g/t
Inferred Resource[2]	1,340	0.66	0.33

- Contains bornite-dominant mineralisation area which, at a 1% Cu cut-off, contains 220 million tonnes at 1.96% Cu and 0.68 g/t Au
- First Mineral Resource being declared for Oak Dam based on 158 diamond drill holes (>158km of drilling)
- Extensions to mineralisation open at depth, and to the north of the Inferred Resource[1] 12 rigs continue to drill to support further studies
- Target to begin execution of the underground access decline in FY26
- BHP has applied to South Australia's Department for Energy and Mining under the Mining Act (1971) to seek approval for a Retention Lease (RL) and Miscellaneous Purposes Licences (MPLs) to allow the commencement of early underground access decline


~760m from surface
~1.6km N-S strike
Internal hematite breccia
Inferred Resource
~1km of vertical extent
Mineralisation open to depth

1. Refer to Appendix 2 in BHP's Financial results for the year ended 30 June 2024 released 27 August 2024.
2. This classification considers a non-selective underground block caving scenario, reporting all material within a continuous shape designed to capture material generally above 0.2% Cu, where all material was deemed to have reasonable prospects of eventual economic extraction. As such, zero grade waste material was included as internal dilution to account for the non-selective nature of block caving.
3. Resource estimation completed 24 July 2024.
4. Oak Dam is on Kokatha country.

Financial results
27 August 2024
26

Chilean copper growth options

An attractive set of options across four main pathways, further update to be given at Chile site tour in November

	Existing facilities	New facilities
Concentrator strategy	Expansion and debottlenecking at Laguna Seca 1 and 2 Spence concentrator throughput increase	New replacement concentrator at Escondida
Leaching strategy	Leaching including BHP and third-party technology, focus on unlocking resource and utilising latent capacity	Leaching including BHP and third-party technology with new supporting infrastructure Cerro Colorado further potential





Illustrative timeline
FY24
FY25
FY26
FY27
FY28
FY29
FY30+[1]
Full SaL leaching at Escondida
Potential leaching options
Potential Escondida new concentrator
Potential restart, Cerro Colorado
Studies
Potential FID
Execution
Targeted first production and ramp up

Note: Cerro Colorado entered temporary care and maintenance in December 2023.
1. Represents FY30 and the proceeding decade.

Financial results
27 August 2024

27

BHP

Safety and social value indicators

We continue to emphasise the safety culture that must be present every day to eliminate fatalities and serious injuries at BHP

Key safety indicators[1]	FY24	FY23	Target/Goal
Fatalities	1	2	Zero work-related fatalities
High-potential injury (HPI) frequency[2]	0.11	0.17[3]	Year-on-year improvement of HPI frequency
Total recordable injury frequency (TRIF)[2]	4.7	4.5	Year-on-year improvement in TRIF

Social value: key indicators scorecard[1]		FY24	FY23	Target/Goal
Operational greenhouse gas (GHG) emissions (Scopes 1 and 2 emissions from our operated assets) (Mt CO_2-e)[4]		9.2	9.1[5]	Reduce operational GHG emissions by at least 30 per cent from FY20 levels by FY30
Value chain GHG emissions (Scope 3 emissions): Committed funding in steelmaking partnerships and ventures to date (US$ m)		140	114	Steelmaking: Our medium-term goal is to support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY30[6]
Value chain GHG emissions: Reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY08 (%)[7]		42	41	Maritime transportation: 2030 goal to support 40% GHG emissions intensity reduction of BHP-chartered shipping of BHP products
Social investment (US$ m, BHP equity share)		136.7	149.6	Voluntary social investment aligned to the six pillars of our social value framework
Indigenous procurement spend (US$ m)		609	333	Part of our 2030 Indigenous Partnerships goal to support the delivery of mutually beneficial outcomes
Female employee participation (%)[8]		37.1	35.2	Aspirational goal for gender balance[9] by the end of CY25
Indigenous employee participation (%)[8]	Australia[10]	8.3	8.6	Aim to achieve 9.7% by the end of FY27
	Chile[10]	10.1	9.7	Aim to achieve 10.0% by the end of FY25
	Canada[10]	11.2	7.7	Aim to achieve 20.0% by the end of FY26
Area under nature-positive management practices[11] (%)		1.6	1.6[12]	2030 goal of having at least 30% of the land and water we steward under conservation, restoration or regenerative practices

1. FY24 data includes former OZL (except Brazil) and Blackwater and Daunia mines until 2 April 2024 except where specified otherwise. FY23 data has not been adjusted and restated, except where specified otherwise.
2. Combined employee and contractor fatalities and frequency per 1 million hours worked. FY24 HPI frequency (HPIF) includes former OZL (except Brazil). FY24 HPIF excluding former OZL (with the exception of Exploration) is 0.10.
3. FY23 High Potential Injury (HPI) Frequency restated from (previously reported) 0.18 to 0.17 following a recalculation of exposure hours
4. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Baseline year data and performance data have been adjusted for divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA's divestment of the Blackwater and Daunia mines (completed on 2 April 2024), our acquisition of OZ Minerals (completed on 2 May 2023) and for methodology changes (use of (IPCC Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge and Saraji South). This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes).
5. FY23 performance data has been restated to reflect the acquisition, divestment and methodology adjustments described in footnote 4.
6. We have revised the language used in our medium-term goal for steelmaking to provide greater clarity and to reflect the range of steelmaking process routes that now form part of our strategy. This is due to technology advances as well as the evolution of our strategy. For more information, refer to the BHP Climate Transition Action Plan 2024, available at bhp.com/climate.
7. CY08 was selected as the baseline year for this goal to align with the base year for the International Maritime Organization's CY30 GHG emissions intensity goal and its corresponding reasoning and strategy. Baseline year data and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP's portfolio due to the data availability challenges of adjusting by asset or operation for CY08 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, metallurgical coal, energy coal, molybdenum, uranium and nickel. Baseline year data and performance data have also been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY23.
8. Based on a 'point in time' snapshot of employees as at the end of the relevant reporting period.
9. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization.
10. Indigenous employee participation for Australia is at Minerals Australia operations; for Chile is at Minerals Americas operations in Chile; and for Canada is at the Jansen Potash project and operations in Canada.
11. Nature-positive management practices refer to an area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. 'Land and water we steward' excludes areas we hold under greenfield exploration licenses (or equivalent tenements), which are outside the area of influence of our existing mine operations. While some of the land related to the Daunia and Blackwater mines is pending transfer following BMA's divestment of these mines on 2 April 2024, these areas are no longer under BMA's control or operated for BMA's benefit so have been excluded from the areas of land and water we stewarded at 30 June 2024. 30% will be calculated based on the areas of land and water that we steward at the end of FY30.
12. The 1.6% value for FY23 is a restatement of our previously reported 1.3%. This restatement is primarily due to ~1.5 m hectares of greenfield exploration licenses, which are located outside the area of influence of our existing mine operations, being incorrectly assigned to the "the land and water we steward" component of the Healthy environment goal calculation in FY23.

Financial results
27 August 2024
28
BHP

Climate Transition Action Plan 2024 Setting out our commitment to being sustainable, and growing shareholder value while addressing climate change As the global population grows and urbanises and the world pursues decarbonisation and electrification, we are positioning our portfolio to increase our exposure to these megatrends Portfolio Value chain GHG emissions (Scope 3 emissions) - Supporting the development of steel production technology to help the steel sector reach near zero emissions2 by partnering with our customers and others - Encouraging direct suppliers to pursue net zero for their operational GHG emissions (Scopes 1 and 2 emissions) - Establishing demand and incentivising the shipping industry to develop and adopt lower GHG emission3 and low to zero GHG emission fuels4 Climate policy advocacy Direct advocacy and indirect advocacy (within our industry association memberships) consistent with the temperature goals of the Paris Agreement, and translating this into action by using our Climate Policy Principles5 Reducing our operational GHG emissions through structural GHG emissions abatement and staying on track to meet our medium-term target Operational GHG emissions (Scopes 1 and 2 emissions) Equitable change and transition - Working with communities where we operate in periods of change and transition to achieve long-term mutual value - Working to leave a positive legacy from our mining in the Hunter Valley as we move towards the planned closure of Mt Arthur Coal FY2024 operational GHG emissions were 32% compared to our FY2020 baseline (adjusted baseline year and performance data1) Physical risk and adaptation Continuing our studies to assess physical climate-related risks and to inform potential adaptation responses to prioritise safety and maintain productivity of our operations 1. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Baseline year and performance data have been adjusted for divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024), our acquisition of OZ Minerals (completed on 2 May 2023) and for methodology changes (use of (IPCC Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge and Saraji South). This provides the data most relevant to assessing progressing against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions and divestments). 2. 0.40 tonnes of CO2-e per tonne of crude steel for 100 per cent ore-based production (no scrap), as defined by the International Energy Agency (IEA) and implemented in ResponsibleSteel International Standard V2.0 (‘near zero’ performance level 4 threshold). IEA (2022), Achieving Net Zero Heavy Industry Sectors in G7 Members, IEA, Paris, License: CC BY 4.0, which also describes theboundary for the emissions intensity calculation (including in relation to upstream emissions). 3. Capable of between 5 per cent to 80 per cent lower GHG emissions intensity (gCO2-e/joule) on a well-to-wake basis compared toconventional fossil fuels used in shipping. 4. Capable of between 81 per cent to 100 per cent lower GHG emissions intensity (gCO2-e/joule) on a well-to-wake basis compared to conventional fossil fuels used in shipping. 5. Our latest Climate Policy Principles are available at bhp.com/sustainability/climate-change/advocacy-on-climate-policy Financial results 27 August 2024

Samarco and Renova Foundation R$37 bn spent on reparation and compensation programs with ~50% paid out directly to claimants Resettlement and environment Compensation / litigation Samarco ~91% of resettlement cases1 completed across the region
Businesses, schools and public buildings are open and operating in Bento Rodrigues and Paracatu Community-led traditional festivities, such as Carnival and religious events, are taking place regularly in both towns Largest watercourse monitoring system in Brazil. River water classified as safe for human consumption after conventional treatment2 ~430,000 people have received ~R$17.5 bn in compensation and/or financial assistance BHP continues to defend the UK group claim (trial in relation to BHP’s liability for the dam failure is listed for October 2024) Negotiations to resolve the Federal Public Prosecution Office Claim, Framework Agreement obligations and other civil public claims in Brazil are ongoing Completed judicial reorganisation process and restructure of Samarco’s financial debts ~15,000 direct and indirect jobs created by Samarco, and ~R$3.9 billion in taxes3 since restart Second concentrator expected to restart in Q3 FY25 and increase Samarco production capacity to 60% Germano pit dam decommissioning complete and approved by State Authority. Main dam decommissioning advanced and on track for completion by FY29 Water collection system in Valadares Paracatu Germano dam decommissioning process 1. Overall figures calculated considering total of 729 cases, which is the total of known cases as at 30 June 2024. Resettlement casescompleted includes keys delivered, cash payments and construction completed pending delivery. 2. Water from Rio Doce is classified as Class II by ANA, the Brazilian Water Agency, the federal body responsible for water resources. 3. ~R$3.9 bn in taxes contributed until December 2023 includes taxes generated from Samarco’s value chain activities. Financial results 27 August 2024 30

Continued capital allocation discipline Strong competition for capital as we focus on creating value FY24 Operating productivity Capital productivity flow Net operating cash flow US$20.7 bn Maintenance and decarbonisation capital US$3.0 bn Strong balance sheet Minimum 50% payout ratio dividend US$6.7 bn Excess cash1 Balance sheet US$3.1 bn Additional dividends US$1.0 bn US$0.0 bn Buy-backs Organic development US$6.3 bn [Graphic Appears Here] US$(1.1) bn US$2.6 bn improvement US$0.4 bn major capital in steelmaking materials US$2.8 bn major capital in future-facing commodities (FFC) US$0.5 bn exploration 1. Excess cash includes total net cash outflow of US$1.7 bn (FY23: US$1.5 bn) which comprises dividends paid to non-controlling interests of US$1.4 bn (FY23: US$1.2 bn); net investment and funding of equity accounted investments of US$0.7 bn (FY23: US$0.6 bn) and an adjustment for exploration expenses of US$(0.4) bn (FY23: US$(0.3) bn) which is classified as organic development in accordance with the Capital Allocation Framework. Financial results 27 August 2024

Return on Capital Employed ROCE of 27.2% for FY24 ROCE (%) 55 50 45 40 35 30 25 20 15 10 5 0 FY19 FY20 FY21 FY22 FY23 FY24 Half year results (total) Full year results (total) Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are annualised for half year results, divided by average capital employed. Average capital employed is net assets less net debt for the last two reporting periods. ROCE by asset (%) 70 60 50 40 Antamina1 30 WAIO Escondida 20 BMA Pampa 10 Norte Copper South Australia 0 0 10 20 30 40 50 Average capital employed (US$ bn) 1. Antamina: average capital employed represents BHP’s equity interest. Note: NSWEC has not been shown as ROCE is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments. Jansen has not been shown as it is under development. Western Australia Nickel ROCE has not been shown following the Group’s decision to temporarily suspend operations Financial results 27 August 2024

Exceptional items

FY2024 US$M	Consolidated Financial Statements	Exceptional items	Consolidated Financial Statements excluding Exceptional items	Exceptional items commentary
Revenue	55,658	–	55,658	
Other income	1,285	877	408	Blackwater and Daunia gain on disposal
Expenses excluding net finance costs, depreciation, amortisation and impairments	(27,565)	(139)	(27,426)	Related to the Samarco dam failure
Depreciation and amortisation	(5,295)	–	(5,295)	
Net impairments	(3,890)	(3,800)	(90)	Impairment of Western Australia Nickel assets
Loss/(profit) from equity accounted investments, related impairments and expenses	(2,656)	(3,032)	376	Related to the Samarco dam failure
Profit from operations	**17,537**	**(6,094)**	**23,631**	
Financial expenses	(2,198)	(506)	(1,692)	Related to the Samarco dam failure
Financial income	709	–	709	
Net finance costs	**(1,489)**	**(506)**	**(983)**	
Profit before taxation	**16,048**	**(6,600)**	**22,648**	
Income tax expense	(6,015)	837	(6,852)	Tax impact of exceptional items
Royalty-related taxation (net of income tax benefit)	(432)	–	(432)	
Total taxation expense	**(6,447)**	**837**	**(7,284)**	
Profit after taxation	**9,601**	**(5,763)**	**15,364**	
Attributable to non-controlling interests	1,704	–	1,704	
Attributable to BHP shareholders	7,897	(5,763)	13,660	

Note: For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to section 10 'Non-IFRS financial information' in the BHP Annual Report 2024.

Financial results
27 August 2024
33
BHP

Balance sheet Net debt of US$9.1 bn and gearing of 15.7% Movements in net debt (US$ bn) 12 11.2 0.3 9.1 1.4 0.4 8 7.7 4 0 (11.9) (4) FY23 Free cash Dividends Dividends 1 Lease Other FY24 flow paid paid to NCI additions movements Debt maturity profile2 (US$ bn) 8 6 4 2 0 FY25 FY26 FY27 FY28 FY29 FY30 FY31 - Post FY41 FY40 US$ Euro Sterling Bonds Bonds3 Bonds Subsidiaries 59% 16% 12% 13% % of portfolio Capital markets 87% Asset financing 13% 1. NCIs: dividends paid to non-controlling interests of US$1.4 bn predominantly relate to Escondida. 2. Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 30 June 2024; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 3. Debt maturity profile: includes hybrid bonds (1.5% of portfolio, in Euro) with maturity shown at first call date. Financial results 27 August 2024

BHP guidance

Group	FY25e	
Capital and exploration expenditure (US$ bn)	~10	Cash basis.
Split by category:		
Maintenance and decarbonisation capital	3.0	Includes non-discretionary spend for deferred development and production stripping; risk reduction, compliance and asset integrity; and decarbonisation.
Improvement capital	1.6	Includes projects that enable improved productivity, quality, facilities and organisational culture.
Major capital in steelmaking materials	1.3	
Major capital in future-facing commodities	3.6	Includes Jansen and Full SaL (Escondida).
Exploration	0.5	
Split by segment:		
Copper	4.7	Includes ~US$1.8 bn for growth and exploration.
Iron ore	2.5	
Coal	0.6	
Potash	1.8	Includes ~US$1.3 bn for Jansen Stage 1, and ~US$0.5 bn for Jansen Stage 2.
Western Australia Nickel	0.2	
Other	0.2	

Financial results
27 August 2024
35
BHP

BHP guidance (continued)

Copper	FY25e	Medium-term	
Copper production (kt)	1,845 – 2,045		Escondida: 1,180 – 1,300 kt; Spence: 240 – 270 kt; Copper South Australia: 310 – 340 kt; Antamina: 115 – 135 kt (zinc 90 – 110 kt).
Escondida			
Copper production (kt, 100% basis)	1,180 – 1,300	900 – 1,000	Medium-term for Escondida refers to an average for a period from FY27 onwards.
Unit cash costs (US$/lb)	1.30 – 1.60	1.50 – 1.80	Medium-term for Escondida refers to an average for a period from FY27 onwards. Excludes freight and government royalties; net of by-product credits; based on an exchange rate of USD/CLP 842.
Spence			
Copper production (kt)	240 – 270	~250	
Unit cash costs (US$/lb)	2.00 – 2.30	2.05 – 2.35	Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 842.
Copper South Australia			
Copper production (kt)	310 – 340		
Unit cash costs (US$/lb)	1.30 – 1.80		Based on an exchange rate of AUD/USD 0.66. Calculated using the following assumptions for by-products: gold US$2,000/oz, and uranium US$80/lb.
Iron Ore	**FY25e**	**Medium-term**	
Iron ore production (Mt)	255 – 265.5		Western Australia Iron Ore: 250 – 260 Mt; Samarco: 5 – 5.5 Mt.
Western Australia Iron Ore			
Iron ore production (Mt, 100% basis)	282 – 294	>305	
Unit cash costs (US$/t)	18.00 – 19.50	<17.50	Excludes freight and government royalties; based on an exchange rate of AUD/USD 0.66.
Sustaining capital expenditure (US$/t)		~6.5	Medium-term average; +/- 50% in any given year. Excludes costs associated with operational decarbonisation and automation programs.
Coal	**FY25e**	**Medium-term**	
BMA			
Production (Mt, 100% basis)	33 – 38	43 – 45	
Unit cash costs (US$/t)	112 – 124	<110	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.66.
NSWEC			
Production (Mt)	13 – 15		

Note: Medium-term refers to a five-year horizon, unless otherwise noted.

Financial results
27 August 2024
36
BHP

Key Underlying EBITDA sensitivities
Approximate impact1 on FY24 Underlying EBITDA of changes of: US$ m
US$1/t on iron ore price2 233 US$1/t on steelmaking coal price 10 US¢1/lb on copper price2 37 US$1/t on energy coal price2,3 14 US¢1/lb on nickel price 1.2 AUD (US¢1/A$) operations4 166 CLP (US¢0.10/CLP) operations4 25
1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio.
2. EBITDA sensitivities: excludes impact of equity accounted investments.
3. EBITDA sensitivities: includes domestic sales.
4. EBITDA sensitivities: based on average exchange rate for the period applied to exposed revenue and operating costs.
Financial results
27 August 2024 37

Competent Person Statement: Copper Mineral Resources
Copper Mineral Resources Competent Person Statement
The information in this slide relates to Copper Mineral Resources as at 30 June 2024. Mineral Resources are inclusive of Ore Reserves and is based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Mineral Resources. The information in this presentation that relates to the FY2024 Mineral Resources reported by the Company in compliance with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012’ (‘The JORC Code 2012 Edition’) in the 2024 BHP Annual Report. Report is available to view on www.bhp.com.
M. Cortes is current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). M. Cortes owns shares in BHP and is entitled to participate in employee share holding plans. M. Cortes consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears.
Mineral Resources as presented are reported in 100 per cent terms. Dry tonnages are reported and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Total contained copper metal is presented in the table below as kilotonnes (kt). Total Cu Metal presented is at equity basis. No metallurgical recovery has been applied to the calculation of contained copper metal. Mineral Resources classification is applied based on mineralisation type, geological understanding and an assessment of reasonable prospects for eventual economic extraction.
Financial results
27 August 2024
38

Competent Person Statement: Copper Mineral Resources

Compiled Copper Mineral Resources as at 30 June 2024

Deposit	Ore Type	Measured Resources		Indicated Resources		Inferred Resources		Total Resources			BHP Interest (%)
		Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Contained Metal (Cu kt)	
Escondida	Oxide	90	0.57	14	0.54	2	0.51	106	0.56	594	57.5
	Mixed	50	0.48	37	0.48	20	0.45	107	0.47	503	57.5
	Sulphide	5,080	0.58	4,000	0.53	9,060	0.53	18,100	0.55	99,550	57.5
Cerro Colorado	Oxide	68	0.61	113	0.62	5.7	0.58	187	0.62	1,159	100
	Supergene Sulphide	48	0.58	97	0.58	22	0.64	167	0.59	985	100
	Transitional Sulphide	72	0.45	104	0.41	29	0.42	205	0.43	882	100
	Hypogene Sulphide	–	–	–	–	1,700	0.36	1,700	0.36	6,120	100
Spence	Oxide	14	0.63	1.6	0.59	–	–	16	0.63	101	100
	Supergene Sulphide	82	0.55	29	0.45	0.3	0.42	111	0.52	577	100
	Transitional Sulphide	16	0.58	0.2	0.47	–	–	16	0.58	93	100
	Hypogene Sulphide	736	0.46	696	0.43	786	0.39	2,220	0.43	9,546	100
Copper projects		Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu		
Pampa Escondida	Sulphide	294	0.53	1,150	0.55	5,400	0.44	6,840	0.46	31,464	57.5
Pinta Verde	Oxide	109	0.59	64	0.52	15	0.54	188	0.56	1,053	57.5
	Sulphide	–	–	23	0.50	37	0.45	60	0.47	282	57.5
Chimborazo	Sulphide	–	–	135	0.50	80	0.60	215	0.54	1,161	57.5
Pantera	OC Sulphide	–	–	13	1.28	7.1	1.09	20	1.21	242	100
Succoth	OC Sulphide	–	–	61	0.57	57	0.52	120	0.54	648	100
Copper gold operations		Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu		
Pedra Branca	UG Sulphide	0.58	1.57	7.9	1.67	7.3	1.38	16	1.53	245	100
Carrapateena	UG Sulphide	130	0.98	470	0.62	300	0.26	900	0.55	4,950	100
Prominent Hill	UG Sulphide	42	1.15	50	0.86	66	0.85	158	0.93	1,469	100
	SP Sulphide	0.3	1.04	1.6	0.11	–	–	1.9	0.24	5	100
	SP Low-grade	–	–	2.2	0.16	–	–	2.2	0.16	4	100
Copper gold project		Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu		
Fremantle Doctor	UG Sulphide	–	–	–	–	100	0.51	100	0.51	510	100
Copper uranium gold operation		Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu		
Olympic Dam	OC Sulphide	3,570	0.61	3,310	0.57	2,840	0.58	9,720	0.59	57,348	100
	UG Sulphide	820	1.55	640	1.48	190	1.44	1,650	1.51	24,915	100
Copper zinc operation		Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu		
Antamina	Sulphide Cu only	275	0.8	339	0.83	536	0.87	1,150	0.84	9,660	33.75
	Sulphide Cu-Zn	70	0.86	188	1.00	215	1.06	473	1.01	4,777	33.75
	UG Sulphide Cu only	–	–	–	–	268	1.28	268	1.28	3,430	33.75
	UG Sulphide Cu-Zn	–	–	–	–	166	1.12	166	1.12	1,859	33.75

Financial results
27 August 2024
39
BHP

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 27, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary